March 17, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	Timberline Resources Corp
Form 10-K for the Fiscal Year ended September 30, 2022
Filed December 29, 2022
File No. 001-34055

Dear Sirs:

This letter represents Management’s Response to the Comment Letter dated March 1, 2023 as referenced above. In our response, we have repeated verbatim the sections of the Letter and have then appended our response to each comment.

Comment: “Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.”

Response by Timberline: The Comment Letter is dated March 1, 2023. By email on March 2, we acknowledged to John Cannarella our receipt of the letter and noted that Patrick Highsmith of our Executive Management team was engaged in attendance at the PDAC conference in Toronto for approximately 10 days, and noted that a response within the requested 10 days would not be possible, but that we would make a firm commitment as soon as possible. Subsequently, on March 10 near the close of the PDAC conference, we communicated by email again with Mr. Cannarella that Ted Sharp, our CFO, Patrick Highsmith, our CEO, and Steve Osterberg, our VP of Exploration had shared comment and feedback together and that the three of them were dedicating their time in following days to appropriately responding to the Letter. This letter represents the draft of our formal response, which will be filed by EDGAR as a correspondence communication as soon as that can be done by our service provider. The required revisions to our Form 10-K for the period ended September 30, 2022 will be filed by amendment to that document by EDGAR, and is anticipated to be completed within 60 days, as detailed in the additional responses below. The 60 days gives effect to the anticipated time required to update our Technical Report and Summary of the Technical Report. We appreciate your patience as we carefully produce a new Technical Report and integrate its data into our upcoming Form 10-KA. An alternative to this approach, whether due to timeframe or cost requirements, would be to eliminate the resource disclosure of the material property and references to the Updated Technical Report and file the Form 10-KA on a shorter timeframe. We will know this more clearly when we have completed our discussions with the author of the Updated Technical Report.

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Comment: “Form 10-K for the Fiscal Year ended September 30, 2022 Description Of Properties, page 18

1.

We note that you have identified multiple mining properties in this section without differentiating between material and non-material properties, based on the guidance in Item 1301 of Regulation S-K, and without providing or distinguishing between the summary and individual property disclosures.

Please modify your disclosures as necessary to identify each of the properties as being either material or not material based on the guidance referenced above, and to include all of the information prescribed for summary disclosures in Item 1303(b) of Regulation S-K, including a map or maps showing the locations of all properties, an overview, and a summary tabulation of resources and reserves. Such disclosures should include information that is material to an investor's understanding of your properties and mining operations in the aggregate, and include, where appropriate, reference to, rather than duplication of, the disclosures pertaining to material properties in the section that follows.

The summary disclosures should be clearly identified and positioned in advance of the individual property disclosures required by Item 1304(b) of Regulation S-K.”

Response by Timberline: Timberline will amend its Description of Properties in the upcoming Form 10-KA and future reports to clearly delineate between material and non-material for each property, segregate summary descriptions from individual property disclosures and add to or revise the existing information prescribed for disclosures in Item 1303(b) and elsewhere throughout Items 1300 through 1304 included for our material property(ies).

Comment:“Lookout Mountain Gold Resources, page 25

2.

We understand from your disclosures of mineral resources in this section that you would regard Lookout Mountain as a material property for which individual property disclosures are required pursuant to Item 1304(b) of Regulation S-K. With regard to this property, please address the following points.

•	Please amend your filing to (i) include the technical report summary that is required to support your disclosure of resources by Item 1302(b) of Regulation S-K, as an exhibit, or (ii) remove disclosures of resources in the event you are unable to provide a technical report summary from a qualified person, as defined in Item 1300 of Regulation S-K. If you are able to obtain and file a technical report summary, please ensure that the qualified person is aware of, and adheres to, the content requirements set forth in Item 601(b)(96) of Regulation S-K.

•	Disclose your resource pricing and metallurgical recovery to comply with Item 1304(d)(1) of Regulation S-K.

•	Provide a reconciliation between your current and prior year resource estimates to comply with Item 1304(e) of Regulation S-K.

•	Disclose the book value of your material properties to comply with Item 1304(b)(2)(iii) of Regulation S-K.

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With regard to the final point, please submit the revisions that you propose to include comparable details for each material property.”

Response by Timberline: This is indeed a material property and will be clearly designated as such in the Form 10-KA. We are currently in discussions with the author of Timberline’s 43-101 Updated Technical Report that was authored in 2013 to provide an updated Technical Report and Summary that complies with the information required by Item 1304. If we are unable to obtain an updated technical report, we will remove disclosures of resources, and will revise any disclosures to comply with Item 1304. It is currently our plan and hope that an updated technical report can be produced timely and at a reasonable cost to allow us to refine and enhance our disclosures of this material property.

Comment:“Seven Troughs Project, page 51

3.	Based on your disclosures, it appears that you may consider the Seven Troughs Project as a material property, following the guidance in Item 1301 of Regulation S-K.

If this is correct, expand your disclosure to provide a clear description of the location of the property, including a map having an accuracy to within one-mile, using an easily recognizable coordinate system, to comply with Item 1304(b)(1)(i) of Regulation S-K.

Please address this requirement for each material property.”

Response by Timberline: We do not consider this property to be material, and will so state in our upcoming Form 10-KA. If Management changes and subsequently determines that it is a material property, we will include a map to comply with Item 1304(b)(1)(i) as described in the comment.

Comment:“Controls and Procedures, page 80

4.

We note your disclosure indicating that based on an evaluation of the effectiveness of the design and operations of your disclosure controls and procedures, you concluded that such controls and procedures were effective as of September 30, 2022. You disclose a similar conclusion in your subsequent interim report, as of December 31, 2022.

Given the observations made in the other comments in this letter, it appears that you should revisit and update this disclosure in connection with the amendment that will be required to clarify that disclosure controls and procedures were not actually effective when originally filing the annual report for the most recent fiscal year.

Please also disclose the measures that you will undertake to ensure that future reports include all of the required information.”

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Response by Timberline: Our upcoming Form 10-KA will include appropriate modifications and disclosures including measures taken to ensure that future reports include all the required information.

We will continue to correlate our actions with John Cannarella, Staff Accountant, and/or Ken Schuler, Mining Engineer, as we work through the detail of producing a compliant Technical Report, Summary of the Technical Report, author consents and appropriate disclosures of information in the Form 10-KA.

Sincerely,

Ted R. Sharp, CPA

Chief Financial Officer

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